100 Park Avenue, Suite 1500 New York, NY 10017 Tel 212.878.7900 Fax 212.692.0940 www.foxrothschild.com
Alison Newman Direct Dial: 212-878-7997 Email Address: ANewman@Foxrothschild.com

April 4, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman Ivan Griswold Laura Veator Stephen Krikorian

Re:	Medical Transcription Billing, Corp.
Registration Statement on Form S-1
Filed on December 20, 2013
File No. 333-192989

Ladies and Gentlemen:

On behalf of our client, Medical Transcription Billing, Corp. (“MTBC” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 9, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, MTBC has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement with this response letter. We are also providing by overnight mail for the Staff’s reference a copy of Amendment No. 1 to the Registration Statement marked to show all changes from the Registration Statement filed on December 20, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

U.S. Securities and Exchange Commission

April 4, 2014

Unaudited Pro Forma Condensed Combined Financial Information, page 37

1. We note your response to prior comment 9. Please revise your disclosure to describe the factors that you considered in determining that it is more likely than not that your tax benefit from your pro forma loss will be realized against taxable income generated in future years.

The Company advises the Staff that it has revised the disclosure on pages 46 and 47 as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Case Study: Metro Medical Acquisition, page 50

2. We note your response to prior comment 11. Since the profit margin excludes indirect expenses, the profit margin appears to be a Non-GAAP measure. As such, a non-GAAP measure is subject to all of the provisions of Regulation G and Item 10(e) of Regulation S-K. We refer you to Compliance & Disclosure Interpretations: Non-GAAP Financial Measures Question 104.05. Please revise your presentation to provide this information. Alternatively, please exclude the measure of profit margin from your presentation. Further, please clarify your disclosure to describe the expenses that are excluded from your presentation and the reasons why. Lastly, use of the term “profit margin” suggests that you are generating profits. Please revise throughout the document, to reference “gross margin” instead.

The Company advises the Staff that it has included the case study to provide investors with meaningful information demonstrating the impact of changes in revenue and controllable expenses effected by the Company in the months following an acquisition, using the acquisition of Metro Medical as an example. The Company included all directly identifiable costs associated with the corresponding revenue, including compensation expense for former Metro Medical employees retained following the acquisition, compensation expense of the Company’s employees in Pakistan who exclusively service former Metro Medical customers, as well as general and administrative expenses such as rent, communication, and postage expense associated with Metro Medical’s former offices in New York City.

The Company excluded from directly identifiable expenses any allocation of corporate overhead, amortization of intangibles, interest or taxes, because the Company’s objective is to focus on changes in operational performance. The intention is to provide a consistent metric showing the trend over successive months, not to compare the results of an acquisition with the profitability of a stand-alone business. The Company feels that the trend in contribution margin is a useful predictor of similar trends for future acquisitions.

U.S. Securities and Exchange Commission

April 4, 2014

The Company further advises the Staff that it has revised the presentation to refer to “contribution margin” rather than “profit margin.”

Quantitative and Qualitative Disclosures about Market Risk, page 64

3. We note your revised disclosure on page 71 that your actual payments to your Pakistani subsidiary for services are in an amount to cover actual costs incurred by the subsidiary and the excess amount owed by you but not paid is treated as a dividend. Accordingly, you record a tax liability in your financial statements to cover U.S. taxes on that dividend. However, we note your disclosure on page F-22 that as a result of your plans to repatriate earnings in Pakistan to the United States your earnings are fully provided for at the full U.S. federal rate. Please clarify your disclosures to indicate whether you record a tax liability on the entire earnings generated by your Pakistan subsidiary or only the excess amount owed by you but not paid to the subsidiary.

The Company advises the Staff that it has clarified the disclosure on page 71. The Company records a tax liability on all earnings and profits generated by its Pakistani subsidiary at the federal tax rate. The Company records a current tax liability related to the dividend, and a deferred tax liability for the cumulative earnings and profit generated by its Pakistani subsidiary, as reduced by the amount treated as a dividend.

Acquisitions

Indemnification and Escrow, page 89

4. Please expand your disclosure to state clearly who will exercise voting and investment power over the shares to be issued to the Target Sellers while they are escrowed.

The Company advises the Staff that it has revised the disclosure on page 93 as requested.

Executive Compensation, page 102

5. Please expand the summary compensation table to include the required compensation information concerning applicable executive officers for 2013, your most recent fiscal year. Similarly update the other information in this section of the filing that is provided at December 31, 2012 and for the year then ended.

U.S. Securities and Exchange Commission

April 4, 2014

The Company advises the Staff that it has revised the disclosure to include all required compensation information for applicable executive officers for 2013 and has updated other information in the Executive Compensation section that is provided at December 31, 2012 and for the year then ended.

Certain Relationships and Related Party Transactions, page 108

6. Also, update throughout this section to provide information responsive to Item 404 of Regulation S-K with respect to applicable transactions that occurred during the most recent year, 2013, or which are ongoing thereafter.

The Company advises the Staff that it has revised the disclosure to include all applicable transactions that occurred during 2013.

Where You Can Find More Information, page 127

7. Please delete the phrase “in all respects” from the third sentence of this paragraph.

The Company advises the Staff that it has deleted the phrase as requested.

Sincerely,

/s/ Alison Newman

cc:	Mahmud Haq, Medical Transcription Billing, Corp.

Bill Korn, Medical Transcription Billing, Corp.

Steven Snyder, Medical Transcription Billing, Corp.

Mitchell Nussbaum, Loeb & Loeb LLP